Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated February 5, 2008
VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)
VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS
The following table sets out our called up share capital, and the borrowings and indebtedness of Vodafone, its consolidated subsidiaries and share of joint ventures, referred to as the Group, as at September 30, 2007.

	At September 30,
	2007
	£	$
	(in millions)
Share Capital

Called up share capital (68.25 billion ordinary shares of $0.11 3/7 each, authorized, 58,221,511,216 ordinary shares allotted, issued and fully paid)	4,180	8,523

Borrowings and Indebtedness
The borrowings and indebtedness of the Group, excluding intra-group borrowings, at September 30, 2007 were as follows:

	At September 30,
	2007
	£	$
	(in millions)
Short-term borrowings	5,673	11,567

Long-term borrowings	20,307	41,404

Derivative financial instruments *	465	948

Total borrowings and indebtedness (1) - (11)	26,445	53,919

* Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

(1)	The total sterling amount in the table above has been expressed in U.S. dollars solely for convenience and translated at $2.0389 to £1.00, the Noon Buying Rate on 28 September 2007. Within the footnotes the amounts have been expressed in U.S. dollars for convenience at the Noon Buying Rate on the date quoted in each respective footnote or the most recent business date if the quoted date is not a business date.

(2)	At September 30, 2007, all borrowings and indebtedness are unsecured, except for indebtedness in respect of Vodafone Essar of £773 million ($1.6 billion) and Vodafone Holdings SA Pty Limited (“VHSA”) of ZAR7.6 billion ($1.1 billion at the $/ZAR Noon Buying Rate of 6.8808).

(3)	At September 30, 2007, Vodafone had issued guarantees in respect of notes issued by its wholly-owned subsidiary Vodafone Americas Inc. (previously Airtouch Communications, Inc.) amounting to £156 million ($318 million) and guaranteed debt of its wholly-owned subsidiary Vodafone Finance K.K. Limited (previously J-Phone Finance Co. Ltd) of JPY259 billion ($2,248 million). No other borrowings of the Group are guaranteed as at this date.

(4)	At September 30, 2007, the Group had issued performance bonds with an aggregate value of £107 million ($218 million) that are not included within the above table of indebtedness. These are primarily in respect of undertakings to roll out third generation networks by its subsidiaries in Spain and Ireland. Of this, £23 million ($47 million) is in respect of performance commitments given in Spain.

(5)	As at September 30, 2007, the Group had cash, cash equivalents and trade and other receivables which comprise certain mark to market adjustments on financing instruments of £3,192 million ($6,508 million), giving total net borrowings and indebtedness of £23,253 million ($47,411 million).

(6)	On October 6, 2007, Vodafone announced that it had agreed to acquire Tele2 Italia SpA and Tele2 Telecommunications Services SLU from Tele2 AB Group for a cash consideration of €775m ($1,136 million) on a debt free basis. This acquisition was completed on December 3, 2007.

(7)	On October 24, 2007, Vodafone issued $500 million of 6.150% Notes with a maturity of February 27, 2037.

(8)	On November 19, 2007, Vodafone provided a payment guarantee to Delegacion Central de Grandes Contribuyentes de la A.E.A.T. The guarantee relates to ongoing tax disputes in Spain concerning the financial years 2002-2003 and 2003-2004. The guarantee is for €248 million ($364 million) in total.

(9)	On December 7, 2007, Vodafone Essar, Bharti Infratel Limited and Idea Cellular Limited announced that they have agreed to form an independent tower company, Indus Towers Limited, to provide passive infrastructure services in India to all operators on a non-discriminatory basis. This follows the infrastructure sharing Memorandum of Understanding signed between Bharti and Vodafone in February 2007.

The three companies will each merge their existing passive infrastructure assets in 16 circles in India. Vodafone Essar and Bharti will own approximately 42% each and Idea will own the remaining 16% stake in Indus Towers. New passive infrastructure rollout in the 16 circles will be undertaken by Indus Towers.

(10)	On December 11, 2007, ict Qatar announced that Vodafone and the Qatar Foundation Consortium were together the successful applicant for the second mobile telecommunications license in the State of Qatar. Vodafone’s maximum liability for debt and equity in respect of this license is capped at $398 million.

(11)	Other than the changes mentioned in the above footnotes, there has been no material change in the capitalization and indebtedness of the Group since September 30, 2007.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)
Dated: February 5, 2008	By:	/s/ Stephen R. Scott
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company Secretary